DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Penny J. Minna
penny.minna@dlapiper.com
T 410.580.4228
F 410.580.3228

November 9, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Laura Nicholson
Craig Arakawa
Steven Lo

Re:	Athena Technology Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 15, 2021
File No. 333-258606

Ladies and Gentlemen:

On behalf of our client, Athena Technology Acquisition Corp. (“Athena” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated November 5, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 3 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-4 filed October18, 2021

Proposal No. 1 – Approval of the Business Combination

Certain U.S. Federal Income Tax Considerations, page 158

1.	We note your response to prior comment 6, and re-issue such comment. Please revise your disclosure to clearly describe the federal income tax consequences of the Business Combination, including whether the Business Combination will be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. See Item 4(a)(6) of Form S-4. In that regard, we note your revised disclosure that the parties “have structured” the Business Combination to satisfy the requirements provided in U.S. tax law to qualify the Business Combination as a “reorganization” for U.S. tax purposes within the meaning of Section 368(a) of the Code. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, refer to Staff Legal Bulletin No. 19.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has revised its disclosure on pages 25, 86 and 158 through 160 of the Amended Registration Statement and is filing as Exhibit 8.1 thereto the opinion of DLA Piper LLP (US) supporting the conclusions therein.

United States Securities and Exchange Commission

November 9, 2021

Page Two

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna
Penny J. Minna

cc:	Phyllis W. Newhouse, Chief Executive Officer, Athena Technology Acquisition Corp.

Gerry Williams, Esq.